Filed Pursuant to Rule 424(b)(3)

SEC Registration No. 333-128610

PROSPECTUS

FLAG FINANCIAL CORPORATION

Common Stock

1,254,000 Shares

This prospectus relates to the resale, from time to time, of up to 1,254,000 shares of our common stock, par value $1.00 per share, which may be acquired by the selling shareholders named in this prospectus under the caption “Selling Shareholders” upon the exercise of common stock warrants.

The selling shareholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus, and will pay all selling and other expenses. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will receive the gross proceeds of up to $8,295,743 from the exercise of the warrants, if and when they are all exercised.

Our common stock is currently listed on the Nasdaq National Market under the symbol “FLAG.” On September 22, 2005, the last reported sale price of our common stock was $15.75 per share.

Investment in our common stock involves risk. Please carefully consider the risks described in the section entitled “ Risk Factors” beginning on page 3 of this prospectus before you make your investment in the common stock offered hereby.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 4, 2005.

You should rely only on the information provided in this prospectus and the information incorporated into this prospectus by reference. We have not authorized anyone to provide you any supplemental information or to make any representations for us. The selling shareholders are offering to sell, or seeking offers to buy, the shares of our common stock only in any state where offers or sales are permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

Throughout this prospectus references to the “company,” “we,” “Flag,” “us” and “our” refer to Flag Financial Corporation, a Georgia corporation, and its subsidiary, Flag Bank, unless otherwise specified or the context otherwise requires. In this prospectus, we refer to our common stock simply as “common stock” and refer to the common stock warrants described below as the “warrants.”

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing in our common stock discussed under “Risk Factors” beginning on page 3 of this prospectus, the information and documents incorporated into this prospectus by reference, including our financial statements, and the exhibits to the registration statement of which this prospectus is a part.

Our Company

We are a bank holding company headquartered in Atlanta, Georgia, and registered under the Bank Holding Company Act of 1956, as amended. We are the sole shareholder of Flag Bank and were incorporated under the laws of the State of Georgia on February 9, 1993.

As a bank holding company, we facilitate Flag Bank’s abilities to serve its customers’ requirements for financial services. The holding company structure provides greater financial and operating flexibility than is available to Flag Bank. For example, we may assist Flag Bank in maintaining its required capital ratios by borrowing money and contributing the proceeds of the debt to Flag Bank as primary capital. We provide several services through divisions of Flag Bank including mortgage services through Flag Mortgage, investment and insurance services through Flag Financial Services and payroll processing through Payroll Solutions.

Flag Bank

Flag Bank is a state bank organized under the laws of the State of Georgia with locations in the following cities and counties in Georgia: Atlanta (Fulton County, DeKalb County and Cobb County), Unadilla (Dooly County), Vienna (Dooly County), Montezuma (Macon County), Buena Vista (Marion County), LaGrange (Troup County), Hogansville (Troup County), Jonesboro (Clayton County), Duluth (Gwinnett County), Columbus (Muscogee County), Macon (Bibb County), Newnan (Coweta County) and Warner Robins (Houston County). Flag Bank was originally chartered in 1931 as Citizens Bank and became a wholly owned subsidiary of Flag through a series of acquisitions commencing in 1998.

Flag Bank’s business consists primarily of attracting deposits from the general public and, with these and other funds, offering a broad range of banking products and services, including residential mortgage loans, consumer loans, commercial loans, commercial real estate loans, residential construction loans, securities investments and other services. Flag Bank’s principal sources of income are interest and fees collected on loans, including fees received for originating and selling loans and for servicing loans sold to others, and, to a lesser extent, interest and dividends collected on other investments and service charges on deposit accounts.

Our primary asset is our stock in Flag Bank. Accordingly, our financial performance is determined primarily by the results of operations of Flag Bank.

Our executive offices are located at 3475 Piedmont Road, N.E., Suite 550, Atlanta, Georgia 30305, and our telephone number is (404) 760-7700. Our website is www.flagbank.com. Information on our website is not incorporated herein by reference and is not a part of this prospectus.

Recent Developments

On May 26, 2005, Flag and First Capital Bancorp, Inc. (“First Capital”) entered into a definitive agreement for us to acquire First Capital through a merger with Flag being the surviving corporation. First Capital, a bank holding company, is headquartered in Norcross, Georgia and is the parent company of First Capital Bank, which operates five banking offices in the north metro Atlanta market. The consideration will be a combination of cash and stock with the transaction valued at approximately $122.7 million. The agreement has been approved by the boards of directors and shareholders of both companies and is subject to regulatory approvals.

In connection with the merger with First Capital and our applications to the Federal Reserve Bank of Atlanta and the Georgia Department of Banking and Finance for approval of the merger, we propose to raise at least

$5,000,000 in new capital through the exercise of the outstanding warrants to purchase our common stock. We have issued the warrants to purchase up to 1,254,000 shares of common stock during the period from 2002 to 2004 in connection with a series of private placements of Flag common stock. These warrants were issued and sold at a price of $1.00 per warrant to the selling shareholders listed under the caption “Selling Shareholders” and have an original term of 10 years.

The Offering

This prospectus relates to the resale of up to 1,254,000 shares of common stock to be issued to the selling shareholders listed in this prospectus upon their exercise of the warrants described above.

We will not receive any proceeds from the potential sale of the 1,254,000 shares offered by the selling shareholders. We will receive proceeds upon the cash exercise of the warrants by the selling shareholders. These warrants have exercise prices ranging from $6.51 to $9.31 per share, depending on when such warrants were issued. We will receive the gross proceeds of up to $8,295,743 from the selling shareholders upon their exercise of the warrants, if and when they are all exercised.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. While these are the risks and uncertainties that we believe are the most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

Risks Related To Our Business

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, deposits and housing needs in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in the State of Georgia and/or our specific market area, including the loss of certain significant employers, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Georgia could adversely affect the value of our assets, our revenues, results of operations and financial condition.

Changes in economic conditions, particularly an economic slowdown, could hurt our business. Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. Any deterioration in economic conditions could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	collateral for loans made by us may decline in value, in turn reducing our clients’ borrowing power.

A downturn in the real estate market could hurt our business. If there is a significant decline in real estate values in Georgia, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans.

The results of operations of banking institutions are materially affected by general economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities as well as other factors that affect market rates of interest. Our profitability is significantly dependent on “net interest income,” which is the difference between interest income on interest-earning assets, like loans and investments, and interest expense on interest-bearing liabilities, like deposits and borrowings. Thus, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve or otherwise, could have a significant effect on our net interest income. Although we actively manage our exposure to interest rate changes, these changes are beyond our control and we cannot fully insulate ourselves from the effect of rate changes.

We may face risks with respect to future expansion and acquisitions or mergers.

We continuously seek to acquire other financial institutions or parts of those institutions and may engage in de novo branch expansion, acquisitions or mergers in the future. We may also consider and enter into new lines of business or offer new products or services. We also may receive future inquiries and have discussions with potential acquirors of us. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisition and merger partners;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our inability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand and we can give no assurance that such expansion will result in the levels of profits we seek. There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or that our company, after giving effect to the acquisition, will achieve profits comparable to, or better than, our historical experience.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth, including our growth through mergers and acquisitions, may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of a favorable interest rate environment, a strong residential mortgage market, or the ability to find suitable candidates for acquisition. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Increases in interest rates may negatively affect our earnings and the value of our assets.

Changes in interest rates may affect the level of our interest income, the primary component of our gross revenue, as well as the level of our interest expense, our largest recurring expenditure. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates while the interest that we earn on our assets may not change in the same amounts or at the same rates. Accordingly, increases in interest rates could decrease our net interest income.

In addition, an increase in interest rates may decrease the demand for consumer and commercial credit, including real estate loans. Despite that interest rates have been at historically low levels in recent years, the Mortgage Bankers Association of America has predicted that residential mortgage loan originations will decrease in 2005 primarily due to an anticipated decrease in refinancings of mortgages. Therefore, we expect to originate fewer real estate loans.

Changes in the level of interest rates also may negatively affect the value of our assets and our ability to realize gains from the sale of our assets, all of which will ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan agreements. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Our loan portfolio includes a substantial amount of commercial and industrial loans which include risks that may be greater than the risks related to residential loans.

Commercial and industrial loans generally carry larger loan balances and involve a greater degree of financial and credit risks than home equity loans or residential mortgage loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risk for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and larger financial institutions. While we believe that we can and currently do successfully compete with these other financial institutions in our primary markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance that this strategy will be successful.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change from time to time and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations promulgated by the SEC and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. In order to comply with the Sarbanes-Oxley Act, we will no longer use our independent auditors for internal audit and internal controls functions. As a result, we may experience greater compliance costs and we can give no assurances that the effectiveness of our internal audit and internal controls functions will remain the same as when those functions were performed by our independent auditors.

Our directors and executive officers own a significant portion of our common stock.

Our directors, executive officers and their affiliates, as a group, beneficially owned approximately 22.8% of our outstanding common stock as of this prospectus. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of the common stock.

Risks associated with unpredictable economic and political conditions may be amplified as a result of our limited market areas.

Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. Because the majority of our borrowers are individuals and businesses located and doing business in Georgia, our success will depend significantly upon the economic conditions in Georgia and the counties in which we maintain presence. Unfavorable economic conditions in Georgia may result in, among other things, deterioration in credit quality or a reduced demand for credit and may harm the financial stability of our customers. Due to our limited market areas, these negative conditions may have a more noticeable effect on us than would be experienced by a larger institution more able to spread these risks of unfavorable local economic conditions across a large number of diversified economies.

We depend on our ability to attract and retain key personnel; we rely heavily on our management team, and the unexpected loss of key personnel may adversely affect our operations.

Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Retention of senior managers and appropriate succession planning will continue to be critical to the successful implementation of our strategies. It is also important as we grow to be able to attract and retain additional qualified senior and middle management. We maintain a limited number of key-man life insurance policies and maintain bank-owned life insurance policies on most of our executive and senior officers to offset liabilities under employment contracts. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses.

A significant source of risk arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance, and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could have a material adverse effect on our results of operations.

Our status as a holding company makes us dependent on dividends from Flag Bank to meet our obligations.

We are a holding company and conduct almost all of our operations through Flag Bank. We do not have any significant assets other than the stock of Flag Bank. Accordingly, we depend on the cash flow of Flag Bank to meet our obligations. Our right to participate in any distribution of earnings or assets of Flag Bank is subject to the prior claims of creditors of Flag Bank. Under federal and state law, Flag Bank is limited in the amount of dividends that Flag Bank can pay to us without prior regulatory approval. Also, bank regulators have the authority to prohibit Flag Bank from paying dividends if they think the payment would be an unsafe and unsound banking practice.

Failure to successfully execute our strategy could adversely affect our performance.

Our financial performance and profitability depend on our ability to execute our corporate growth strategy. Continued growth may present operating and other problems that could adversely affect our business, financial condition and results of operations. Accordingly, there can be no assurances that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

Our internal operations are subject to a number of risks.

We are subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls and uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

Risks Related to Our Proposed Merger with First Capital

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of Flag common stock to decline.

Although we have entered into a definitive agreement and plan of merger with First Capital, there can be no assurance that the merger will be consummated and completed pursuant to the terms of the agreement. The merger is subject to customary conditions to closing, including the approval of regulatory authorities, including the Federal Reserve Bank of Atlanta and the Georgia Department of Banking and Finance, and the receipt of required approvals of the shareholders of Flag and First Capital. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be consummated. In addition, Flag and First Capital may terminate the merger agreement in certain circumstances. If Flag and First Capital do not complete the merger, the market price of Flag common stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the mergers will be completed. Flag will also be obligated to pay certain investment banking, financing, legal and accounting fees and related expenses in connection with the merger, whether or not the mergers are completed. In addition, Flag has and will continue to divert significant management resources in an effort to complete the merger and is subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, Flag will have incurred significant costs, including the diversion of management resources, for which it will have received little or no benefit. Further, in specified circumstances, Flag may be required to pay to the other a termination fee of $2,000,000 if the merger agreement is terminated.

If Flag and First Capital do not successfully integrate, the combined company may not realize the expected benefits from the merger.

We expect that the combined company will be able to maintain most of First Capital’s and Flag’s key customers and personnel and integrate their systems and procedures with a minimal amount of cost and diversion of management time and attention. There is a risk that integrating the two companies may take a greater amount of resources and time than we expect.

Integrating a merger of similar size companies is difficult. The integration process relies on the combination of the management teams of both Flag and First Capital into an effective unit, and the melding of two bank holding companies that have previously operated independently. Accordingly, we may not be able to integrate the operations of the two companies without encountering difficulties. Such difficulties could include interruptions and dislocations associated with integrating the operating cultures and business strategies of the two companies. Furthermore, one-fourth of Flag’s board of directors after the merger will consist of former First Capital directors. Disagreements among the board members of the combined company may result concerning the allocation of resources to various lines of business, strategic considerations relating to the emphasis or elimination of business groups and other matters. Flag’s board of directors may not be able to work together successfully following the merger. In addition, persuading employees that the business cultures of Flag and First Capital are compatible, maintaining employee morale and retaining key employees are additional challenges involved in integrating the two companies.

Upon the completion of the merger, we plan to merge Flag Bank and First Capital Bank, the respective bank subsidiaries of Flag and First Capital, with Flag Bank being the surviving banking corporation. The bank merger will be subject to the approval of regulatory authorities, including the FDIC and the Georgia Department of Banking and Finance. The failure to receive the required approval for the bank merger may impair our ability to achieve the benefits of the merger and the anticipated cost savings.

Flag’s ability to achieve the benefits of the merger depends on successfully integrating the two companies. Accordingly, if we are unable to integrate the merger in a timely manner, fail to realize anticipated cost savings, or disrupt customer relationships, there is a risk that the anticipated benefits may not be realized or that they may be less than we expect.

Risks Related to an Investment in Our Common Stock

The trading volume in our common stock has been low and the future sale of substantial amounts of our common stock in the public market could depress the price of our common stock.

The trading volume in our common stock on the Nasdaq National Market has been relatively low when compared with larger companies listed on the Nasdaq National Market or national stock exchanges. We cannot say with any certainty that a more active and liquid trading market for our common stock will develop. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for sales of large amounts of common stock in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of Flag Bank to pay dividends to us is limited by its obligation to maintain sufficient capital and by other general restrictions applicable to Georgia banks and banks that are regulated by the FDIC. If we fail to satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

Future capital needs could result in dilution of your investment.

Our board of directors may determine from time to time that there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would dilute your ownership interest in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

There is fluctuation in the trading market for our common stock and you may be unable to resell shares of our common stock at or above the price you pay for them.

The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for financial services companies and the stock market in general, as well as changes in investor perceptions of our company.

Our common stock is traded on the Nasdaq National Market under the symbol “FLAG.” The maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker, and there can be no assurance that you will be able to resell shares at or above the price you pay for them. The market price of our common stock could drop significantly if shareholders sell or are perceived by the market as intending to sell large blocks of our shares.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus or in documents incorporated herein by reference may constitute “forward-looking” statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), or in releases issued by the SEC, all as may be amended from time to time. Any such forward-looking statements reflect our beliefs and assumptions and are based on information currently available to us. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. We caution investors that any forward-looking statements we make are not guarantees or indicative of future performance. For information regarding factors that may cause our results of operations to differ materially from those presented herein, please see the section entitled “Risk Factors” contained in this prospectus. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus and in documents incorporated herein by reference, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “contemplate,” “estimate,” “believe,” “plan,” “project,” “predict,” “potential” or “continue,” or the negative of these, or similar terms.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders. All of the proceeds from the sale of these shares will be received by the selling shareholders. However, we will receive the gross proceeds of up to $8,295,743 from the exercise of the warrants to purchase 1,254,000 shares of our common stock, if and when all of the warrants held by the selling stockholders are exercised. We intend to use the net proceeds, if any, from the exercise of the warrants for our general working capital needs. There can be no assurance that all of the 1,254,000 warrants will be exercised.

BUSINESS

Our Company

We are a bank holding company headquartered in Atlanta, Georgia, and registered under the Bank Holding Company Act of 1956, as amended. We are the sole shareholder of Flag Bank and were incorporated under the laws of the State of Georgia on February 9, 1993.

As a bank holding company, we facilitate Flag Bank’s abilities to serve its customers’ requirements for financial services. The holding company structure provides greater financial and operating flexibility than is available to Flag Bank. For example, we may assist Flag Bank in maintaining its required capital ratios by borrowing money and contributing the proceeds of the debt to Flag Bank as primary capital. We provide several services through divisions of Flag Bank including mortgage services through Flag Mortgage, investment and insurance services through Flag Financial Services and payroll processing through Payroll Solutions.

Flag Bank

Flag Bank is a state bank organized under the laws of the State of Georgia with locations in the following cities and counties in Georgia: Atlanta (Fulton County, DeKalb County and Cobb County), Unadilla (Dooly County), Vienna (Dooly County), Montezuma (Macon County), Buena Vista (Marion County), LaGrange (Troup County), Hogansville (Troup County), Jonesboro (Clayton County), Duluth (Gwinnett County), Columbus (Muscogee County), Macon (Bibb County), Newnan (Coweta County) and Warner Robins (Houston County). Flag Bank was originally chartered in 1931 as Citizens Bank and became a wholly owned subsidiary of Flag through a series of acquisitions commencing in 1998.

Flag Bank’s business consists primarily of attracting deposits from the general public and, with these and other funds, making residential mortgage loans, consumer loans, commercial loans, commercial real estate loans, residential construction loans and securities investments. In addition to deposits, sources of funds for the Flag Bank’s loans and other investments include amortization and prepayment of loans, loan origination and commitment fees, sales of loans or participations in loans, fees received for servicing loans sold to others and advances from the Federal Home Loan Bank of Atlanta (“FHLBA”). Flag Bank’s principal sources of income are interest and fees collected on loans, including fees received for originating and selling loans and for servicing loans sold to others, and, to a lesser extent, interest and dividends collected on other investments and service charges on deposit accounts.

Flag Bank’s principal expenses are interest paid on deposits, interest paid on FHLBA advances, employee compensation, federal deposit insurance premiums, office expenses and other overhead expenses.

Our primary asset is our stock in Flag Bank. Accordingly, our financial performance is determined primarily by the results of operations of Flag Bank.

Our executive offices are located at 3475 Piedmont Road, N.E., Suite 550, Atlanta, Georgia 30305, and our telephone number is (404) 760-7700. Our website is www.flagbank.com. Information on our website is not incorporated herein by reference and is not a part of this prospectus.

A more complete description of our business is set forth in our annual report filed on Form 10-K for the year ended December 31, 2004, which is incorporated herein by reference.

Recent Developments

On May 26, 2005, Flag and First Capital Bancorp, Inc. entered into a definitive agreement for us to acquire First Capital through a merger with Flag being the surviving corporation. First Capital, a bank holding company, is headquartered in Norcross, Georgia and is the parent company of First Capital Bank, which operates five banking offices in the north metro Atlanta market. As of June 30, 2005, First Capital has approximately $675 million in assets. The consideration will be a combination of cash and stock with the transaction valued at approximately $122.7 million. The agreement has been approved by the boards of directors and shareholders of both companies and is subject to regulatory approvals. The merger is expected to close in the fourth quarter of 2005.

In connection with our proposed merger with First Capital and our applications to the Federal Reserve Bank of Atlanta and the Georgia Department of Banking and Finance for approval of the merger, we propose to raise at least $5,000,000 in new capital through the exercise of the outstanding warrants to purchase our common stock. We have issued the warrants to purchase up to 1,254,000 shares of common stock during the period from 2002 to 2004 in connection with a series of private placements of Flag common stock. These warrants were issued and sold at a price of $1.00 per warrant to the selling shareholders listed in this prospectus and have an original term of 10 years. In consideration for the selling shareholders’ agreement to forfeit the remaining term of the warrants and exercise them in connection with the merger, we have agreed to adjust the exercise prices of the warrants. The following table summarizes the warrants and their years of issuance, original weighted exercise prices and adjusted weighted exercise prices:

Year of Issuance	Number of Warrants	Original Weighted Exercise Price	Adjusted Weighted Exercise Price
2002	1,236,000	$9.21	$6.59
2003	12,000	11.50	8.23
2004	6,000	13.01	9.31

Our board of directors established a special committee, consisting of H. Speer Burdette, Quill O. Healey and John D. Houser, none of whom hold any of the warrants, to evaluate and consider whether the terms of the warrant term forfeiture and price adjustment were in the best interests of Flag and our shareholders. After considering the terms and conditions of the warrant term forfeiture and price adjustment and other information which the special committee felt was relevant and consulting with financial and legal experts, the special committee determined that the warrant term forfeiture and price adjustment was in the best interests of Flag and our shareholders. Our board of directors ratified the special committee’s decision.

SELLING SHAREHOLDERS

The following table sets forth the names of the selling shareholders, their positions, offices, or other material relationships with us within the past 3 years, the number and percentage of shares of common stock beneficially owned by each selling shareholder immediately prior to the offering of the shares for resale pursuant to this prospectus, the number of shares subject to the warrants, the number of shares that may be offered for resale pursuant to this prospectus, and the number and percentage of shares of common stock that will be beneficially owned by each of the selling shareholders after the offering is completed. For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to the shares. We also assume that each selling shareholder exercises all of the warrants held by such holder and sells all of the shares issued upon exercise thereof in offerings pursuant to this prospectus, and does not acquire any additional shares. This table is prepared to reflect ownership as of September 1, 2005 solely based on the information supplied to us by the listed selling shareholders, and any other public documents filed with the SEC, and we have not independently verified this information. The applicable percentages of beneficial ownership are based on an aggregate of 8,546,086 shares of our common stock issued and outstanding on September 1, 2005, assuming that all of the shares of common stock issuable upon exercise of the warrants held by the selling shareholders are outstanding as of that date. Information about the selling shareholders may change over time. Any changed information provided to us by the selling shareholders will be set forth, if and when necessary, in prospectus supplements and/or amendments.

Selling Shareholders/Positions with Flag for Past 3 Years	Shares Beneficially Owned Prior to the Offering				Number of Shares to be Offered	Shares Beneficially Owned After the Offering
	Shares	Shares Underlying Warrants	Total	Percent		Shares	Percent
Joseph W. Evans, Chairman, Chief Executive Officer and President	218,150	150,000	368,150	4.2%	150,000	218,150	2.6%
Stephen W. Doughty, Vice Chairman and Chief Risk Management Officer	166,664	150,000	316,664	3.6%	150,000	166,664	2.0%
J. Thomas Wiley, Jr., Vice Chairman and Chief Banking Officer	160,680	150,000	310,680	3.6%	150,000	160,680	1.9%
William H. Anderson, II, Director (1)	323,425	150,000	473,425	5.4%	150,000	323,425	3.8%
J. Daniel Speight, Vice Chairman and Chief Financial Officer (2)	407,266	30,000	437,226	5.0%	30,000	407,266	4.7%
Patti Davis (3)	183,142	24,000	207,142	2.4%	24,000	183,142	2.1%
Kim Childers	112,200	108,000	220,200	2.5%	108,000	112,200	1.3%
Jim LaHaise	77,100	72,000	149,100	1.7%	72,000	77,100	*
Jeff Loggins	51,750	48,000	99,750	1.2%	48,000	51,750	*
Charlie Hinley	—	24,000	24,000	*	24,000	—	*
Tom Redding	—	6,000	6,000	*	6,000	—	*
Dennis Zember	48,000	48,000	96,000	1.1%	48,000	48,000	*
Robert H. Taylor	24,000	24,000	48,000	*	24,000	24,000	*
Lisa Lane (4)	30,796	12,000	42,796	*	12,000	30,796	*
Jim Brett (5)	19,500	6,000	25,500	*	6,000	19,500	*
John Holle (6)	114,942	6,000	120,942	1.4%	6,000	114,942	1.3%
James W. Johnson, Director (7)	179,182	6,000	185,182	2.2%	6,000	179,182	2.1%
J. Preston Martin (8)	288,509	12,000	300,509	3.5%	12,000	288,509	3.4%
A. Glenn Bailey	54,005	6,000	60,005	*	6,000	54,005	*
William C. Abraham (9)	52,250	30,000	82,250	1.0%	30,000	52,250	*
Carol D. Arflin (10)	23,402	6,000	29,402	*	6,000	23,402	*
Randy Lee	78,000	78,000	156,000	1.8%	78,000	78,000	*
Charles Sweat (11)	2,750	6,000	8,750	*	6,000	2,750	*
Cynthia B. Cline (12)	26,500	24,000	50,500	*	24,000	26,500	*
E. Max Crook	48,000	48,000	96,000	1.1%	48,000	48,000	*
Dwayne H. Myrick	6,000	6,000	12,000	*	6,000	6,000	*
Danny Minick	5,000	6,000	11,000	*	6,000	5,000	*
Bradford Watkins (13)	17,000	12,000	29,000	*	12,000	17,000	*
James E. Trimble, Jr. (14)	6,375	6,000	12,375	*	6,000	6,375	*

*	Less than 1%.

(1)	Includes 5,000 shares subject to options exercisable within 60 days.

(2)	Includes 147,899 shares subject to options exercisable within 60 days.

(3)	Includes 56,252 shares subject to options exercisable within 60 days.

(4)	Includes 16,625 shares subject to options exercisable within 60 days.

(5)	Includes 7,500 shares subject to options exercisable within 60 days.

(6)	Includes 94,586 shares subject to options exercisable within 60 days.

(7)	Includes 13,357 shares subject to options exercisable within 60 days.

(8)	Includes 57,709 shares subject to options exercisable within 60 days.

(9)	Includes 22,250 shares subject to options exercisable within 60 days.

(10)	Includes 16,629 shares subject to options exercisable within 60 days.

(11)	Includes 2,750 shares subject to options exercisable within 60 days.

(12)	Includes 2,500 shares subject to options exercisable within 60 days.

(13)	Includes 5,000 shares subject to options exercisable within 60 days.

(14)	Includes 375 shares subject to options exercisable within 60 days.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds from the sale by any selling shareholder of the shares of common stock offered by this prospectus. The selling shareholders and their successors, which include their transferees, pledgees, donees or partnership distributees, may sell the shares of common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. We are not aware of any existing arrangements between any selling shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares of common stock covered by this prospectus.

The selling shareholders may sell the shares in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market; or

•	in privately negotiated transactions.

These sales may be effected at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The shares also may be sold by the selling shareholders in ordinary brokerage transactions, block transactions, short sales, option transactions and any other method of sale permitted by applicable law.

Furthermore, in connection with sales of shares of common stock, any selling shareholder may pledge all or a portion of its shares as collateral in loan transactions. Upon default by the selling shareholder, the pledgee in such loan transaction would have the same rights of sale under this prospectus as the selling shareholder to the extent it remains part of an effective registration statement. The selling shareholder may also transfer shares by gift and upon any such transfer the donee would have the same rights of sale under this prospectus as the selling shareholder.

In order to comply with the securities laws of some jurisdictions, if applicable, the selling shareholders may only sell shares of common stock in those jurisdictions through registered or licensed brokers or dealers.

Our common stock is listed for trading on the Nasdaq National Market under the symbol “FLAG.”

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of any shares of common stock may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares of common stock may be deemed underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed as “underwriters” under the Securities Act will be subject to the prospectus delivery requirements of such Act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to selling shareholders for the purpose of satisfying the prospectus delivery requirements.

The selling shareholders are not obligated to, and there are no assurances that the selling shareholders will, sell any or all of the shares covered by this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholders may also transfer the shares by other means not described in this prospectus.

LEGAL MATTERS

The validity of the common stock offered hereby and the issuance thereof will be passed upon for us by Morris, Manning & Martin, LLP, Atlanta, Georgia.

EXPERTS

Our audited consolidated financial statements incorporated by reference in this prospectus have been audited by Porter Keadle Moore LLP, independent registered public accountants, as indicated in its related audit reports, and are so incorporated in reliance on the reports given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 that we filed under the Securities Act with the SEC with respect to registration of our common stock. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. You will find additional information about the common stock and our company in the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and the common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith.

We file annual, quarterly and special reports, prospectuses and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC free of charge at www.sec.gov.

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information that is included directly in this prospectus or in other later-filed documents that are incorporated or deemed to be incorporated by reference herein. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Definitive Proxy Statement, filed on April 20, 2005;

•	Quarterly Reports on Form 10-Q filed on May 10, 2005 and August 8, 2005;

•	Current Reports on Form 8-K filed on January 27, 2005, April 28, 2005, June 1, 2005, June 6, 2005, July 21, 2005, July 22, 2005, and August 16, 2005*; and

•	The description of Flag common stock contained in Form 8-A, filed under Section 12 of the Exchange Act, as declared effective by the SEC on March 1, 1994, including any amendment or report filed for the purpose of updating such description.

*	These reports contain information furnished under Item 2.02 and/or Item 7.01 of Form 8-K which, pursuant to General Instruction B(2) and (6) of Form 8-K, is not deemed to be “filed” for purposes of Section 18 of the Exchange Act and we are not subject to the liabilities imposed by that section. We are not incorporating and will not incorporate by reference into supplements to this prospectus any past or future information or reports furnished or that will be furnished under Item 2.02 and/or Item 7.01 of Form 8-K.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K (unless otherwise indicated).

These documents contain important information about our business and financial condition. You may obtain copies of any documents incorporated by reference in this prospectus from us, from the SEC or from the SEC’s website as described above. Documents incorporated by reference are available from us without charge, excluding exhibits thereto unless we have specifically incorporated by reference such exhibits in this prospectus. Any person, including any beneficial owner, to whom this prospectus is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them from us in writing or by telephone at Flag Financial Corporation, 3475 Piedmont Road, N.E., Suite 550, Atlanta, Georgia 30305, telephone number (404) 760-7700. You may also access our SEC filings on our website at www.flagbank.com.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation and Bylaws authorize us to indemnify any of our present or former directors, officers, employees, or agents, against expenses, judgments, fines, and amounts paid in settlement incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to the fullest extent not prohibited by the Georgia Business Corporation Code, public policy or other applicable law. The Georgia Business Corporation Code authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.